

05040037

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-22-05

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52278

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BondDesk Trading LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Avenue 39th Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

RECD S.E.C.
FEB 28 2005
1086

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann Mackall **760-431-3419**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

One California Street Suite 2300	**San Francisco**	**CA**	**94111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Ann Mackall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BondDesk Trading LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Ann Mackall

Ann Mackall
Financial and Operations Principal

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of San Diego } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

1 ____
2 ____
3 ____
4 ____
5 ____
6 ____

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this

17th (Date) day of February (Month), 2005 (Year), by

(1)____,
Name of Signer

☐ Personally known to me
☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2)____,
Name of Signer

☐ Personally known to me
☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

M. B. FERGUSON
Commission # 1539376
Notary Public - California
San Diego County
My Comm. Expires Dec 30, 2008

Place Notary Seal Above

MB Ferguson
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________

Document Date: ______________________ Number of Pages: ________

Signer(s) Other Than Named Above: ______________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Report of Independent Certified Public Accountants

To the Member of
BondDesk Trading LLC (a wholly-owned subsidiary of BondDesk Group LLC)

We have audited the accompanying statement of financial condition of BondDesk Trading LLC (the "Company") as of December 31, 2004, and the related statement of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of America Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BondDesk Trading LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

San Francisco, California
February 11, 2005

Suite 2300
One California Street
San Francisco, CA 94111
T 415.986.3900
F 415.986.3916
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS		
Cash and cash equivalents	$	10,041,710
Usage Fees receivable, net		4,598,482
Fails-to-deliver		691,216
Other assets		580,554
Property and equipment, net		113,226
Total assets	$	16,025,188
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued liabilities	$	73,658
Fails-to-receive		650,809
Due to BondDesk Group LLC		744,847
Total liabilities		1,469,314
Member's equity		14,555,874
Total liabilities and member's equity	$	16,025,188

The accompanying notes are an integral part of these financial statements.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

NOTES TO FINANCIAL STATEMENTS

December 31, 2004

NOTE 1 - ORGANIZATION AND BUSINESS

BondDesk Trading LLC (the "Company") was incorporated as a Limited Liability Corporation in the State of Delaware on November 3, 1999. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of BondDesk Group LLC ("BondDesk") a Delaware Limited Liability Company. The Company's primary business is to operate, for its broker/dealer clients, a proprietary, internet-based bond trading platform developed and owned by BondDesk. The Company provides its broker/dealer clients with a proprietary internet-based trading platform dedicated to the market for fixed income securities.

In August 2003, BondDesk Trading established a self-clearing, riskless principal division, titled BondDesk Direct. It provides execution services to small and mid-sized dealers. For the year ended December 31, 2004, total revenue related to this activity was approximately $430,000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalent consist primarily of money market deposits at large financial institutions.

Usage Fees receivable

The Company evaluates the collectibility of usage fees receivable on an ongoing basis and records a provision to write-off receivables when appropriate. Delinquency status is determined on a case-by-case basis and includes considerations of payment history. As of December 31, 2004, the Company did not have an allowance for bad debts recorded as it determined all receivables to be collectible.

Fails-to-deliver and Fails-to-receive

Fails to Deliver and Fails to Receive balances arise as a result of the activities of BondDesk Direct. BondDesk Direct acts as an agent, simultaneously buying and selling the same security from separate counterparties, without ever taking a long or short position. Marking to market is not required as any price changes flow through to the seller and buyer. For regulatory purposes, these services are considered riskless transactions. Fails are adjusted when the parties involved settle the transaction. As of December 31, 2004, fails to deliver and fails to receive were $691,216 and $650,809 respectively.

Property and equipment

Property and equipment is comprised of computer equipment and purchased software, furniture and fixtures, and leasehold improvements, and is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of related assets, ranging from three to seven years.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

The Company does not enter into forwards, swaps, futures or other derivative product transactions that result in on or off-balance sheet risk. The carrying amounts of other financial instruments recorded in the statement of financial condition (which include cash, receivables, and payables) approximate fair value at December 31, 2004.

Revenue recognition

Usage fees revenue and related expenses from broker/dealer securities transactions are recorded on a trade date basis. Usage fees are presented in the Statement of Income, net of discounts to customers of $403,346.

Discounts are issued to customers as a result of contractual provisions or trade count adjustments. The Company applies a standard rate against trading revenue to accrue for estimated discounts. The balance in the Allowance for Trading Adjustments account, reflected as a reduction in Usage Fees receivables, at year-end was $117,000 representing estimated unissued credits related to 2004 revenue.

Customers' securities transactions (trading revenue) and related usage fee revenue and expenses are reported on a settlement date basis.

NOTE 3 – PROPERTY, EQUIPMENT AND SOFTWARE

Property, equipment and software consisted of the following at December 31, 2004:

Computer equipment and software	$ 337,453
Furniture and equipment	123,481
Leasehold improvements	12,121
	473,055
Less: accumulated depreciation and amortization	(359,829)
	$ 113,226

NOTE 4 - INCOME TAXES

No provision is made in the financial statements of the Company for income taxes. As a limited liability wholly-owned subsidiary of BondDesk all net income or losses of the Company are passed through to the individual members of BondDesk in accordance with the Internal Revenue Code and applicable state laws.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company provides services for some of the entities that have an ownership interest in BondDesk. Total usage fees earned by the Company for these services was approximately $14.4 million for the year ended December 31, 2004, and is included in usage fees revenue. The total amount receivable from related parties for usage fees receivables at December 31, 2004 was approximately $2.9 million.

BondDesk Trading LLC
(a wholly-owned subsidiary of BondDesk Group LLC)

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2004

NOTE 5 - RELATED PARTY TRANSACTIONS (continued)

In December 2003, the Company entered into a formal expense-sharing agreement with BondDesk. The expense-sharing agreement, along with an amended licensing agreement between the Company and BondDesk, requires expenses paid on behalf of the Company by BondDesk to be reimbursed or directly paid by the Company.

NOTE 6 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $8,687,951, which was $8,587,951, in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 9.5% at December 31, 2004.

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

NOTE 7 – COMMITEMENTS AND CONTINGENT LIABILITIES

Operating lease obligations

The Company has an obligation under a non-cancelable operating lease for a facility for fiscal year 2005 of $47,717 The Company recorded rent expense of $54,880 relating to the above lease for the fiscal year ending December 31, 2004.